

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2023

Ryan Murr
Partner
Gibson, Dunn & Crutcher LLP
555 Mission Street, 30th Floor
San Francisco, California 94105

> **Re: Jounce Therapeutics, Inc.**
> **Schedule TO-T/A filed April 25, 2023**
> **File No. 005-89831**

Dear Ryan Murr:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the offer materials.

Schedule TO-T/A filed April 25, 2023

Summary Term Sheet, page 5

1. Provide an opinion of counsel that the CVRs are not securities under Securities Act Section 2(a)(1).

2. Refer to comment 3 in our prior comment letter dated April 21, 2023 and comment 1 in our letter dated April 14, 2023. We continue to believe that the failure to provide a maximum value or range of values for the CVR as a whole does not satisfy the bidders' basic requirement to describe the material terms of the Offer under Item 4 of Schedule TO and Item 1004(a)(i) of Regulation M-A thereunder. This is of particular concern in the context of this Offer, where the cash component of the Offer consideration represents a discount to the current trading price for the shares. Please revise to provide this disclosure.

3. Refer to comment 15 in our prior comment letter dated April 14, 2023. We believe the

disclosure requested in comment 2 above must be included as part of the previously-requested offer supplement to be disseminated to shareholders.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at (202) 551-8573 or Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions